Ann Bruder

Executive Vice President and Chief Legal Officer

3150 Sabre Drive

Southlake, TX 76092 USA

April 18, 2024

Via EDGAR

Mr. Joseph Cascarano

Office of Technology

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sabre Corporation

Form 10-K for the Fiscal Year Ended December 31, 2023, filed February 15, 2024

File No. 001-36422

Dear Mr. Cascarano:

On behalf of Sabre Corporation (the “Company”), I am submitting this letter in response to the comments contained in the letter dated April 8, 2024 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company. For convenience, the Staff’s comments are included below.

Form 10-K for the Year Ended December 31, 2023

Note 19. Segment Information, page 95

Staff Comment No. 1

Please disclose revenues from external customers by reportable segment pursuant to ASC 280-10-50-22.

Company’s Response:

The Company will revise its Segment Information footnote in its future filings to present revenue from external customers by reportable segment.

Staff Comment No. 2

We note that Corporate does not appear to be a reportable segment and should be excluded from your reportable segment total disclosed under “Adjusted Operating Income (Loss)” in the table on page 96. Accordingly, please revise your presentation of your reportable segments’ measure of profit or loss and the accompanying reconciliation to comply with ASC 280-10-50-30(b). In this regard, the required reconciliation should begin with your reportable segments’ measures of profit or loss (excluding Corporate) and be reconciled to your consolidated income before income taxes. Allocations and other adjustments (including Corporate) should be made after your total reportable segments’ measure of profit or loss. See also ASC 280-10-55-49.

Company’s Response:

The Company will revise its Segment Information footnote in its future filings to present total segment operating income (loss) for its Travel Solutions and Hospitality Solutions segments (and excluding Corporate). In addition, the Company will include a reconciliation of this total segment operating income (loss) to its consolidated income (loss) from continuing operations before income taxes in its Segment Information footnote in its future filings.

Mr. Joseph Cascarano

April 18, 2024

Staff Comment No. 3

Refer to your presentation of your reportable segments’ measure of profit or loss. In light of the adjustment to eliminate intersegment revenue, it is unclear why you do not have an adjustment to eliminate intersegment profits. Please revise or advise us.

Company’s Response:

In order to determine segment profitability, which is a measure used by the chief operating decision maker, the Travel Solutions segment records revenue at the estimated current market prices when it charges the Hospitality Solutions segment when bookings are made on the GDS, resulting in the Hospitality Solutions segment recognizing those inter-segment transactions as expense at the same amount. Therefore, there is no profit elimination required for purposes of the segment disclosure. For example, during the year ended December 31, 2023, Travel Solutions recognized $39 million of Distribution revenue and Hospitality Solutions recognized $39 million of cost of revenue within segment profit, resulting in no remaining profit for elimination.

Staff Comment No. 4

Please delete the reconciliation of Operating income (loss) to the non-GAAP measure “Adjusted Operating Income (Loss),” appearing on page 96 of your GAAP financial statements.

Company’s Response:

The Company will no longer include the reconciliation of Operating income (loss) to the non-GAAP measure “Adjusted Operating Income (Loss)” in its Segment Information footnote in its future filings.

If you have any questions concerning this letter, please contact the undersigned at (682) 213-4605.

Sincerely,

/s/ Ann Bruder

Ann Bruder

cc:	Michael Randolfi, Sabre Corporation

David Lopez, Cleary Gottlieb Steen & Hamilton LLP